Exhibit 21.1

Subsidiaries

Name	Jurisdiction of Incorporation	Percentage Ownership

Air Industries Machining, Corp.	New York	100%

Nassau Tool Works, Inc.	New York	100%

The Sterling Engineering Corporation	Connecticut	100%

Air Realty Group, LLC	Connecticut	100%